EXHIBIT 99.2


AUDIT & RISK MANAGEMENT COMMITTEE MANDATE
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PURPOSE

The purpose of the Audit and Risk Management Committee (the "Committee") is to provide assistance to the Board of Directors of the Corporation in fulfilling its responsibility to the shareholders, potential shareholders and the investment community relating to corporate accounting, the reporting practices of the Corporation, the quality and the integrity of the Corporation's financial reporting practices, and the audit process. In so doing, it is the responsibility of the Committee to ensure free and open communication between the directors of the Corporation, the independent auditors and the financial management of the Corporation.

Management is responsible for the preparation, presentation and integrity of the Corporation's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Corporation. The independent auditors are responsible for auditing the Corporation's annual financial statements and for reviewing the Corporation's interim financial statements.

ORGANIZATION

The Committee is to be composed of Directors who are independent of the management of the Corporation and are free of any relationship that, in the opinion of The Board of Directors, would interfere with their exercise of independent judgment as committee members. The Committee will ensure that it's Chairperson and members be financially literate and that at least one member have expertise in financial reporting. The Committee will meet at least four times a year, with the authority to convene additional meetings as circumstances require.

RESPONSIBILITIES

In carrying out its responsibilities, the Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the accounting and reporting practices of the Corporation are in accordance with all requirements and are of the highest quality.

In carrying out these responsibilities, the Committee will:

     |X| Be responsible for reviewing and recommending for approval to the Board the annual and quarterly financial statements of the Corporation. Included in this review is assessing the use of management estimates in the preparation of the financial statements. The Committee is responsible for ensuring that systems are in place to limit the potential for material misstatement in the financial statements and that the financial statements are complete and consistent with information known to the Committee;

     |X| Review and recommend to the Directors the independent auditors to be selected to audit the financial statements of the Corporation;

     |X| Meet with the independent auditors and financial management of the Corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

     |X| Review with the independent auditors, the Corporation's financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls and systems of the


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          Corporation,  and elicit any  recommendations  for the  improvement of such internal controls procedures and systems or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper. Further, the Committee periodically should review the Corporation's policy statements to determine their appropriateness;

     |X| Review the Corporation's hedging and risk management systems and policies;

     |X| Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting policy should be reviewed;

     |X| Review the interim and annual financial statements and disclosures under management's discussion and analysis of financial condition and results of Operations with both management and external auditors prior to the release of all such reports;

     |X| Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors' evaluation of the Corporations financial, accounting personnel, and the cooperation that the independent auditors received during the course of the audit;

     |X| Review accounting and financial human resources succession planning within the Corporation;

     |X| Submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board of Directors;

     |X| Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside advisors, including legal counsel for this purpose if, in its judgment, that is appropriate, after providing notice to either the Chairman of the Board or the Chairman of the Corporate Governace and Nominating Committee;

     |X| The Committee will review their own performance on a continual basis and make recommendations to the Board for changes to this Audit and Risk Mangement Committee Mandate and the composition of the Committee;

     |X| Have the right for the purpose of performing its duties to inspect all the books and records and any matters relating to the financial position of the Corporation with the officers, employers or external parties, including the external auditor, all of whom are expected to cooperate.

     |X| Receive and handle complaints under the Corporation's Whistleblower Policy.

     |X| Review and pre-approve amounts paid to the Corporation's auditors for non-audit work.